Exhibit 99.1

Code of Conduct Effective January 1, 2019

Our Code of Conduct Principles Safety, Health & the Environment We are committed to health and wellness and strive to live and work injury free. We believe that all injuries are preventable and that safety of life outweighs all other considerations. We are committed to meeting our business objectives in a manner which is respectful and protective of the environment. Customers We safely deliver cost-effective and reliable energy to meet our customers’ needs. We seek cleaner, affordable and more sustainable energy solutions. We are deeply invested in our communities. Integrity We build trust by finding common interests and always acting with integrity. We hold ourselves to high ethical standards. We comply with the laws, regulations and policies that govern us. Respect & Collaboration We treat all people with respect and value diversity. We achieve results through collaboration.

Excellence We deliver on our commitments to customers, shareholders, other stakeholders and each other. We seek continuous improvement and tenaciously pursue creative solutions. We invest in the growth of our people and the development of leaders.

Emera Code of Conduct: President and Chief Executive Officer Message The growth and value of Emera is driven by our great team members, who are focused on meeting the needs of our customers – today and into the future. The Emera team is ready to lead in a time when our industry is changing rapidly, embracing innovations that will help us deliver the clean, affordable and reliable energy that our customers count on. As we shape the future, we must remain committed to our core principles – principles that guide our approach and our actions. We are committed to achieving world-class safety, relentlessly focused on being safe every moment of every day. We strive to deliver operational excellence in all that we do. And we work hard to be recognized as trusted, reliable and innovative. Our Code of Conduct helps us take the principles that define who we are at Emera and turn them into specific guidelines that assist all of us in understanding the approach and actions that are expected at Emera. Our Code guides how we deliver on our responsibilities to our customers, our shareholders, our partners and communities, and our team members. I’m committed to following our Code and I ask you to do the same. Doing the right thing is the foundation of all our actions and relationships at Emera. It will continue to be important as we work together to build an even brighter future. Sincerely, Scott Balfour President & Chief Executive Officer, Emera Asweshape the future, we mustremain committed to our core principles – principles that guide our approachand our actions.

Emera Code of Conduct: Chief Legal and Compliance Officer Message Emera’s Code of Conduct and the principles on which it is based (together referred to as “our Code”) are an integral part of ensuring that we are always doing the right thing at Emera. Our Code is a guide to help us make good decisions and act appropriately. Our Code applies to all members of the Emera Inc. Board of Directors, all officers and all employees of Emera Inc. and all board members, officers and employees of the companies controlled by Emera Inc. (collectively referred to as “Emera officers and employees”). You are expected to know where to access it, understand it and refer to it to help ensure you take appropriate actions and make ethical decisions in the course of our work. Our Code affirms the expectation that we will act with integrity and treat others with respect. It addresses certain laws, regulations and policies that govern us. At the end of each section, you will also find questions and answers to help illustrate the types of principled behaviour we expect of our people. In addition, all Emera directors, officers and employees are required to sign, at the time of hire and then annually after that, a form acknowledging they have reviewed, understand, are currently in compliance, and agree to comply with our Code. Of course, no single document can address every potential ethical situation you might face in the workplace. There are a variety of other resources available to you. Generally, your supervisor or manager is the best place to start. You also may contact Emera’s Corporate Compliance Department at 1-902-429-6190, or submit a question at: corporate.compliance@emera.com. Emera has also established a confidential website and phone number you can use to anonymously report allegations of unethical behaviour at www.clearviewconnects.com and the ClearView Connects™ Ethics Hotline, respectively. The Hotline number within North America is 1-866-344-8801 and within the Caribbean it is 1-416-386-8094. This website and Hotline are operated by an external reporting service to ensure your anonymity. See the table in Section 1.2 of the Code entitled “Reporting Code Concerns” for additional information on how to make a confidential report. Our Emera group of companies was founded on principles that require a high standard of ethical behaviour. Our reputation and success depends on each of us continuing to do the right thing each and every day. Sincerely, Bruce Marchand Chief Legal & Compliance Officer, Emera Our Emera group of companies was founded on principles that require a high standard of ethical behaviour.

Content

SECTION 1 DOING THE RIGHT THING

1.1 Overview 7
1.2 Management Accountabilities 8

SECTION 2 PERSONAL CONDUCT

2.1 A Safe and Healthy Workplace 10
2.2 A Respectful Workplace 11
2.3 An Equal Opportunity Employer 11
2.4 Personal Conduct Questions & Answers 12

SECTION 3 CONFLICTS OF INTEREST

3.1 Overview 14
3.2 Gifts, Favours and Entertainment 15
3.3 Outside Activities and Employment 15
3.4 Political Activities 16
3.5 Community Involvement 16
3.6 Conflicts of Interest Questions & Answers 17

SECTION 4 CONDUCTING BUSINESS

4.1 Commitment to the Environment. 20
4.2 Laws and Regulatory Rules 20
4.3 Honesty with Inquiries and Investigations 21
4.4 Financial Reporting 21
4.5 Securities Trading 22
4.6 Fair Dealing 22
4.7 Anti-Corruption 23
4.8 Affiliate Rules 23
4.9 Contract Authorizations 24
4.10 Conducting Business Questions & Answers 25

SECTION 5 MANAGING COMPANY REPUTATION AND RESOURCES

5.1 Use and Security of Company Resources and Assets. 28
5.2 Confidential, Proprietary or Personally Identifiable Information 29
5.3 External Communications and Public Releases of Information 30
5.4 Maintaining Company Records 31
5.5 Intellectual Property 31
5.6 Managing Company Reputation and Resources Questions & Answers 32

SECTION 6 RAISING CONCERNS AND REPORTING POTENTIAL VIOLATIONS

6.1 Overview 35
6.2 Retaliation Will Not Be Tolerated 36

GLOSSARY OF KEY TERMS

"Emera" and "Emera Companies" means Emera Inc. and all of its controlled subsidiaries.

"Company" means the Emera company that you are employed by.

"Emera Company" Any one of the Emera Companies.

EMERA *Code of Conduct* 5

SECTION 1: DOING THE RIGHT THING -

1.1 OVERVIEW Ethical behaviour, or acting in a way that is good and right, is a personal responsibility we all share in our work. Ethical behaviour goes beyond complying with the laws, regulations and policies that govern us; it involves performing our jobs with integrity and thinking through the potential impacts of our decisions and actions. Our Code of Conduct outlines the Emera Companies’ fundamental Principles and establishes a standard of ethical business conduct that is expected from all of our board members, officers and employees. We are expected to understand it, know where to access it, and refer to it to help ensure we take appropriate actions and make ethical decisions. This Code is effective January 1, 2019, and supersedes the Emera Code of Conduct effective March 29, 2018. There will be occasions when our Code does not explicitly address certain situations or dilemmas that we will encounter while performing our jobs. In these circumstances, we must use good judgment in determining the right thing to do. When faced with an ethical dilemma or an uncertain situation, it can be helpful to ask the following types of questions: Would my action or decision comply with applicable municipal, provincial, state, and federal laws and regulations, and my Company policies and procedures? Is it consistent with our Principles as well as the spirit of Emera’s Code of Conduct? Would I be proud to tell someone I respect (e.g., co-workers, friends, or family) about my actions? Will I be guilt-free after I do this? Ethical behaviour, or acting in a way that is good and right, is a personal responsibility we all share in our work. Nothing in our Code of Conduct is intended, nor will it be enforced, so as to limit our employees’ rights under any local, provincial, state or federal law, or limit any concerted activities by our employees related to their wages, hours or working conditions, or any other conduct protected by laws in the jurisdictions where we operate, such as the National Labor Relations Act (NLRA) in the United States and the Trade Union Act in Nova Scotia. Would I be comfortable seeing it reported in the newspaper or on the evening news? Would I be perfectly okay with someone treating me the same way? If the answer is ‘No’ to any of these questions, it may not be the right thing to do and a different direction should be considered. In the event that our Code does not have the answer to an ethical question you are facing or provide sufficient detail on the appropriate application, first consult with your supervisor or manager who will either provide additional guidance, refer you to the relevant policy/procedure, or to a senior manager. See the table below entitled “Still Have a Question?” for additional information. STILL HAVE A QUESTION? Your supervisor or manager is always a great place to start for clarity on conduct specific to your role. However, a number of internal Compliance resources are available to you depending on your situation. For more information on the Code of Conduct and related Code procedures visit the: Code of Conduct Resource Page. You may also contact the Emera Compliance Department directly for more information by: Phone: 1-902-429-6190 Email: corporate.compliance@emera.com EMERA Code of Conduct 7

1.2 MANAGEMENT ACCOUNTABILITIES We are all expected to perform our jobs in accordance with our Code of Conduct as well as all Company policies and procedures. However, employees who Emera Companies entrust with a supervisory or management position have additional responsibilities, including: Providing employees with the necessary resources to understand and comply with their responsibilities under our Code and with applicable laws, regulations, and policies. Ensuring that employees under their supervision complete all required training and annually acknowledge their understanding, and agreement to comply with our Code. Encouraging open communication and fostering a workplace environment where employees are comfortable raising concerns and reporting suspected misconduct. Protecting anonymity and ensuring that employees are not retaliated against for reporting concerns in good faith. Ensuring employees are not encouraged or directed to achieve Emera Company results at the expense of compliance with applicable laws, regulations and policies or maintaining the high ethical standards reflected in this Code. Demonstrating Emera’s speak-up culture by taking timely, proper action when directly experiencing, witnessing or being presented with any safety risk, disrespectful behaviour or other activity that runs counter to our Code. Consulting with their respective Legal, Internal Audit or Compliance department when a situation is encountered and it is unclear whether there needs to be an independent review and/or investigation, or whether the local supervisor or manager can address the situation on their own. REPORTING CODE CONCERNS An anonymous Ethics Hotline is available 24 hours a day, 7 days a week to report misconduct. www.clearviewconnects.com 1-866-344-8801 Within North America 1-416-386-8094 Within Caribbean For more information, see Section 6 “Raising Concerns and Reporting Potential Violations” of the Code. Any violation of our Code or other Company policy will be taken very seriously. Employees who breach our Code, violate Company policies, deliberately fail to promptly report a violation, or retaliate against an individual who reports a concern in good faith, will be subjected to a disciplinary process. Violations of a serious nature may result in disciplinary action up to and including dismissal from the Company and could also result in possible civil or criminal prosecution. 8 EMERA Code of Conduct

SECTION 2: PERSONAL CONDUCT -

2.1 A SAFE AND HEALTHY WORKPLACE As our Principles state, we (1) are committed to health and wellness and strive to live and work injury-free, (2) believe that all injuries are preventable and that safety of life outweighs all otherconsiderations,and(3)comply with the laws, regulations and policies that govern us, including those related to health and safety. To honour these Principles, we expect every employee to know the hazards in your workplace, and the risks associated with your work. If you have reason to believe that any proposed work or work situation is unsafe to either yourself or your co-workers, you can refuse to perform such work. It is very important that you report to your supervisor that you are refusing such work and state why you believe that the work or situation is unsafe. We strongly believe in the power of speaking up for safety. This means: Appropriately correcting and warning others when you see unsafe acts or hazardous conditions; and Promptly reporting all health and safety incidents, including near-misses, to your supervisor, manager or using appropriate established reporting channels. These Principles require each of us to correct and warn others when we see unsafe acts or hazardous conditions. Each of us is required to be free from the influence of any substance that could prevent us from conducting our work safely and effectively. Selling, possessing or being under the influence of alcohol or non-prescription drugs while on duty, on Emera Company premises or in Emera Company vehicles is prohibited. Employees are to be in compliance with their Company’s alcohol and drug policy at all times. Employees with problems related to alcohol or drug use are encouraged to seek assistance from their supervisor, manager, Human Resources or Company’s Employee & Family Assistance Programs or Health & Wellness team. 10 EMERA Code of Conduct

2.2 A RESPECTFUL WORKPLACE We are committed to enhancing the work-life and relationships of Emera’s employees by providing a safe, healthy, supportive and secure workplace free from discrimination, harassment, sexual harassment or bullying. We achieve results through collaboration, and promote an inclusive workplace environment that values diversity. Each employee’s behaviour is expected to contribute to creating a respectful workplace environment. Discrimination, harassment, sexual harassment and bullying will not be tolerated. Employees who experience or witness disrespectful behaviour are empowered and encouraged to speak up. Employees must treat all people with respect, promote awareness, prevent and provide prompt resolution to address disrespectful behaviour. Nothing in our Code of Conduct is intended, nor will it be enforced, so as to limit our employees’ rights under any local, provincial, state or federal law, or limit any concerted activities by our employees related to their wages, hours or working conditions, or any other conduct protected by laws in the jurisdictions where we operate, such as the National Labor Relations Act (NLRA) in the United States and the Trade Union Act in Nova Scotia. .3 AN EQUAL OPPORTUNITY EMPLOYER Emera Companies are equal opportunity regard to any other characteristic protected by employers and are committed to hiring practices applicable laws. As a result, we are responsible and a workplace environment that provides for ensuring that activities such as recruiting, equal employment opportunities for all. This job placement and advancement, training, is without regard to race, ancestry, colour, performance management, compensation and ethnicity, citizenship, religion, sex, national disciplinary action are in accordance with our origin, age, disability, marital status, family commitment to provide equal employment status, veteran status, sexual orientation, gender opportunities. identity and gender expression, and without EMERA Code of Conduct 11

2.4 PERSONAL CONDUCT QUESTIONS & ANSWERS Q. I know we are supposed to report injuries, job-related illnesses and accidents, but one of my department goals is tied to our incidence rate going down and safety performance improving. What does my Companyreallywant? A. Emera Companies are committed to promoting a safe and healthy workplace that supports open reporting of safety incidents. Information is vital to prevention. We should always report job-related near-misses, injuries, illnesses and accidents. Company, department or personal goals are not designed to compromise employee safety. They are designed to ensure we remain focused on Emera’s goal of achieving world class safety results. Emera Companies are committed to preventing injuries and accidents, and employee reporting helps determine the steps necessary to prevent future incidents. Q. My co-worker repeatedly asks me to go out on a date, although I’ve told this person “no” from the beginning. What shouldIdo? A. You should tell this co-worker, in no uncertain terms, “no means no,” and let them know that if you are asked out again, you will be forced to speak with a supervisor or someone from Human Resources. If the harassment continues, follow through with reporting the behaviour. Q. One of my co-workers regularly tries to tell me sexually related jokes. This is offensive to me and I want it to stop, but I don’t want to get the employee in trouble. WhatshouldIdo? A. Telling any type of joke that can be offensive, such as sexually related jokes, is harassing behaviour and is not tolerated. You certainly can choose to give your co-worker an opportunity to correct the behaviour before your co-worker gets in trouble. Let the employee know that you are offended by the jokes, that they are inappropriate in the workplace and that the jokes should stop. If the jokes persist, you should speak with your supervisor or someone from Human Resources. Q. I’m interested in another position within my Company for which I am qualified and have significant experience, but I’m concerned my age will prevent me from competing with younger candidates. Should I apply? A. If you’re interested and feel that you are qualified, you should apply. Emera Companies endeavor to fill all positions with the most qualified applicants and do not discriminate based on age or any other protected characteristics. Q. I recently filed a harassment complaint with HR over how I was being treated by my supervisor. Since then, my supervisor has reassigned me to different duties and has refused all my paid time off requests. What should I do? A. If you believe you are being retaliated against for making a good faith report of a potential violation of the Code (such as your supervisor taking adverse action against you after you have made a report against them or another employee), you should contact your HR or Ethics and Compliance representative, or call the applicable ClearView Connects™ Ethics Hotline number noted in the table entitled “Reporting Code Concerns” in Sections 1.2 or 6.1. You may also choose to contact Emera’s Senior Director, Internal Audit or Chief Legal & Compliance Officer through the Corporate Directory. Q. I’m a new employee, and every day when I get to work my teammate, Pat, has hidden my tools. When I go looking for them, no one helps me out. I’ve repeatedly asked Pat to stop, but I have been told during team meetings that I am being a “crybaby” and that it’s all in good fun. WhatshouldIdo? A. Anyone who feels they are being harassed or bullied should immediately talk to their supervisor or manager. Emera supervisors and managers are obligated to take proper and timely action to ensure a workplace free from harassment and bullying. However, if your supervisor or manager is already aware (e.g., either witnessing it or you have gone to them with the matter) and they are not taking proper, timely action, then you should contact your local Human Resources representative as soon as possible. 12 EMERA Code of Conduct

SECTION 3: CONFLICTS OF INTEREST -

3.1 OVERVIEW We are expected to act in the best interests of the Emera Companies at all times and, therefore, we should watch for potential conflicts of interest. When a conflict of interest arises,othersmayquestionour integrity. A conflict of interest arises when personal, social, financial or political activities or business relationships interfere with our objectivity and loyalty to the Emera Companies (e.g., you, a member of your family or a friend, receives a personal benefit as a result of your position in an Emera Company). We must make all work decisions based on the best interests of the Emera Companies and not on personal interests. Actual conflicts or the appearance of a conflict should be avoided or disclosed to your supervisor, manager or an officer of the applicable Emera Company, to be properly assessed and addressed. Carefully consider your own situation for any conflicts of interest, including taking personal advantage of opportunities discovered through your use of Emera Companies’ property, information or your position within your Company. To complete a Conflict of Interest Disclosure Form, see the Code of Conduct Resource Page. We must make all work decisions based on the best interests of the Emera Companies and not on personal interests. We cannot own more than a 10 percent interest in, or act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, sub-contractor, Emera Company customer, competitor or any other person or organization with which an Emera Company has a similar relationship, without the express prior approval of the applicable Emera Company’s President, the Emera Company’s Board of Directors in the case of the President, or, if you are a member of a Board of Directors of an Emera Company, consult the Company’s Chair of the Board. You must get approval from your supervisor or manager when a company, partnership or business in which you, or a member of your family, own more than a 10 percent interest, or in which you are a director, partner, officer, consultant, employee or agent seeks to do business with any Emera Company. 14 EMERA Code of Conduct

3.2 GIFTS, FAVOURS AND ENTERTAINMENT We should not accept, offer or authorize gifts, entertainment or other favours that are not a reasonable part of business relationships. While gifts of cash are never acceptable, the occasional exchange of modest gifts and business courtesies, such as entertainment, sporting event tickets, meals or promotional items can build goodwill in business relationships and may be permissible. A gift or payment is improper if it is used to influence or could appear to influence a business decision. We should exercise good judgment in each situation, taking into account the nature of the gift or entertainment, its purpose, appearance, positions of the persons providing and receiving it, and the business context. Some exchanges may be seen as bribes and could tarnish the reputation of all Emera Companies as well as the individuals involved. Further, there are unique anti-corruption and anti-bribery requirements for government officials that need to be followed as explained in Section 4.7. We should not provide anything of value to anyone acting on behalf of a government entity, including elected, appointed or others acting in an official capacity unless it has been first confirmed that the item complies with all laws and regulations. In any event, the receipt of gifts or benefits of $500 or more must be pre-approved by an officer of your Company prior to acceptance. If in doubt, consult an officer of your Company for advice in this regard, or consult the Emera Company’s Board of Directors in the case of the President. If you are a member of a Board of Directors of an Emera Company, consult the Company’s Chair of the Board. 3.3 OUTSIDE ACTIVITIES AND EMPLOYMENT While at work, we are expected to devote In addition, if a family member or member of full-time effort to the business of our Emera your household works for a competitor or a Company. We should avoid any outside activities business entity that does business with any and/or employment that may interfere with Emera Company, there could be a conflict performing our regular jobs or that is conducted of interest. See Section 3.1 for additional during normal work times. Outside activities and information on how to address potential employment should never involve the disclosure conflicts of interest. or use of proprietary, confidential or non-public Emera Company information, nor should the You are prohibited from personally benefitting outside employment embarrass or discredit any from business opportunities that are discovered Emera Company. through the use of corporate property, information or position. EMERA Code of Conduct 15

3.4 POLITICAL ACTIVITIES Emera Companies support participation in permitted by all applicable laws and political activities at all levels by encouraging authorized by an officer of the applicable us to be well informed, to exercise our privilege Emera Company or the Board of Directors of to vote based on our individual views, by the applicable Emera Company1. supporting candidates of our choice. We may volunteer our personal time and The right to seek or hold elected or appointed contribute personal money to a political party, public office is permitted by the Emera Company campaign or to a fellow employee’s organization as long as it does not interfere with your work that raises money to privately influence performance or create a conflict of interest. elections or legislation (referred to in the U.S. as Working for a regulated utility and being in political action committees). However, in no way public office, however, may present are contributions to, or support of, any political complications. If you are a prospective candidate party, candidate or issue considered a condition for public office, you should discuss the of employment or necessary for advancement. opportunity in advance with your supervisor or Further, no funds or assets of an Emera manager. 1Any United States (“U.S.”) Emera Company may participate in Company shall be contributed to any political U.S. political activities; provided that the U.S. Emera Company party or organization, or any candidate for public abides by all federal, state, and local requirements for such political office, except where such contribution is activity, including that no foreign national participates in any way in the decision-making process regarding the contributions. 3.5 COMMUNITY INVOLVEMENT Emera is proud of our tradition of supporting that participation does not conflict with our our communities. We are encouraged to be responsibilities at any Emera Company or with active, responsible citizens in the communities Emera’s business interests. where we live and to support the organizations You should discuss community involvement with that bring value to our communities and your supervisor or manager to determine if a environment. However, we should use good conflict exists. judgment in selecting community activities, civic groups or charitable projects to ensure 16 EMERA Code of Conduct

3.6 CONFLICTS OF INTEREST QUESTIONS & ANSWERS

Q. I would like to teach an exercise class after work at my Company's fitness center. Is this OK?

A. This kind of class may be acceptable because it promotes a healthy workplace. However, it would be considered a conflict of interest if you charged employees to participate in the class for your own benefit. Taking personal advantage of Emera Companies' property is considered a conflict of interest.

Q. I mistakenly used my Company credit card to purchase some personal items. What should I do?

A. Company credit cards are issued for business purposes only, and are not to be used for personal use. If you mistakenly use your Company credit card for personal use, disclose the error to your supervisor or manager, and work with your accounting department to reimburse the Company for the applicable charges.

Q. While I was attending a work-sponsored conference, my name was randomly drawn to win a $5,000 cash prize. Can I keep the money?

A. Maybe. Certain important questions need to be answered before accepting cash prizes associated with a work-related event. These include: what was the purpose of the raffle, whether the raffle was conducted in a reasonable and controlled manner, who was the raffle sponsor, do we do business with that entity, and what is your relationship with that entity. To be sure, take the following three steps: (1) Disclose the situation to your supervisor or manager, (2) **Complete a Conflict of Interest Disclosure Form** (to complete a **Conflict of Interest Disclosure Form**, see the *Code of Conduct Resource Page*), and (3) Contact Corporate Compliance via their email or Question Line.

Q. I am raising money for my favourite charity. Is it OK to ask my fellow employees to contribute?

A. It may be. Emera prides itself on being deeply invested in our communities, and charity work is an important component of this investment. However, giving to a charity is a personal choice and should not be seen as a condition of employment or be a distraction in the workplace, so it is important to use good judgement whenever you ask co-workers to donate money to your charity. Ask your supervisor if you intend to solicit co-workers for donations.

Q. I've been asked to participate in a local customer-sponsored golf event. May I attend this event?

A. This kind of business entertainment may be acceptable because it builds our relationship and can generate goodwill. Always consider whether the event would influence or appear to influence a decision about a customer. Also, consider whether it has a business purpose, how it appears to employees and others, and whether attendance benefits your Company. When in doubt, discuss it with your supervisor or manager.

Q. I'm an electrician for the Company, and am considering a second job opportunity working weekends with my friend who is a general contractor. Is this a violation of our *Code*?

A. It may be. For example, if your friend's company is a competitor of an Emera Company or vendor with whom an Emera Company does business it is considered a violation. Remember, your job at your Company is your first responsibility and you must be able to fulfill your duties without conflict or interference. Your second job should not be conducted during your regular work hours, and Emera Company property cannot be used. Of course, nothing in

EMERA *Code of Conduct* 17

3.6 CONFLICTS OF INTEREST QUESTIONS & ANSWERS (continued) our Code’s approach to conflicts of interest interferes Q. My work group plans to purchase a table with employees’ rights to engage in activity protected by at a charity fundraiser banquet, and wants to law, such as concerted activity under the NLRA. invite some elected officials to sit with us. Is that okay? Q. My brother owns a contractor company and wants to bid on work for our power plants. Is A. You should not invite these individuals, unless he allowed to bid on the job given our family first vetted and approved through the appropriate relationship? Governmental or Community Affairs leadership of your Company. Any item of value, in this case, the meal, A. Your brother may submit a bid as long as you have must comply with all laws and regulations that limit or no responsibility for procuring these services. You also prohibit such gifts, or require that the gifts be reported. should disclose the relationship to your supervisor or manager. If your brother’s company is chosen as a vendor, you cannot be involved in any aspect of his work, including supervising the work or processing payments for the work. Q. I’m remodeling my house and have been offered a reduced price for the work from an Emera Company supplier. Is it okay for me to take this offer? A. You may accept only if the reduced price they have offered is their regular reduction for services. You should not use your position at your Company to obtain offers or favours from people with whom your Company does business. No matter how innocent the intent, it could be perceived as a conflict of interest and that the offer may influence you or your business decisions. 18 EMERA Code of Conduct

SECTION 4: CONDUCTING BUSINESS -

4.1 COMMITMENT TO THE ENVIRONMENT We conduct business in an We are responsible for conducting environmentally responsible manner businessthatisincompliancewith and with high regard for environmental all federal, state and local laws, protection. We promote a corporate rulesandregulationsapplicableto culturethatendorsesenvironmental our job responsibilities. responsibility and accountability. You are expected to report environmental negative impacts on our environment. This emergencies or incidents, including near– includes giving careful attention to the proper misses, quickly and appropriately to designated handling, treatment, and disposal of wastes personnel, consistent with your Company’s and emissions. Check with your supervisor or environmental incident reporting guidelines, manager if you have any questions about how to and make all reasonable attempts to prevent report an environmental emergency or incident. 4.2 LAWS AND REGULATORY RULES Emera Companies operate in Canada, the United regulation may jeopardize the reputation and States and the Caribbean, conduct business in business interests of Emera and can result in other jurisdictions, and are subject to applicable personal and corporate liability. municipal, provincial, state and federal laws, rules and regulations in each of these We must: jurisdictions. We must conduct business with Be aware of laws, rules and regulations high regard for the spirit and letter of the law, that affect our job responsibilities and and we must comply with all applicable laws and comply with them; and regulations in carrying out our responsibilities. Seek guidance from our supervisors or We are responsible for conducting business that managers if we have questions about is in compliance with all federal, state and local the applicability or interpretation of any laws, rules and regulations applicable to our law, rule or regulation. job responsibilities. Violations of a law, rule or 20 EMERA Code of Conduct

4.3 HONESTY WITH INQUIRIES ANDINVESTIGATIONS We are committed to being truthful with, protected. In addition, and consistent with and responsive to, both internal and external Emera and Company document retention investigators, including regulators, auditors policies and procedures, you should never and other elected or appointed officials and destroy, falsify or alter documents or records government employees who oversee our relating to any potential or pending audit, business. If you have contact with these types of inquiry or investigation. If you receive a request officials/employees in the course of your work or for non- routine information from an external are asked to provide information in connection auditor or government authority, promptly with an audit, inquiry or investigation, you report the request to your Company’s local must cooperate, be honest, and ensure that Legal Department to receive guidance before all information you provide is truthful and responding. that your Company’s legitimate interests are 4.4 FINANCIAL REPORTING As a publicly traded enterprise, Emera is appropriate documentation. committed to the disclosure of accurate, All records, accounts and financial reports complete and timely information about our made available to shareholders, regulators and business, financial condition and results of the public must accurately reflect transactions operations. All assets, liabilities and transactions and events and conform to generally accepted must be accurately and completely recorded accounting principles, applicable laws and in the applicable Emera Company’s financial regulations, and to the Emera Companies’ records. We have the responsibility of helping systems of internal controls. If you feel you to ensure that the Company information we are are being asked to record a transaction in a involved with creating, transmitting or entering dishonest or inaccurate manner, report it to your into our financial or operational records is supervisor or manager at once. complete and accurate, and supported with EMERA Code of Conduct 21

4.5 SECURITIES TRADING We may become aware of material information inadvertently, we are prohibited from: about an Emera Company that has not been Buying or selling Emera stocks, bonds and publicly disclosed. This is referred to as inside other securities while such information information. Information about an Emera remains non-public; Company is material if it could be expected to affect the market price or value of Emera’s Buying or selling securities of Emera securities, or would reasonably be expected to Companies’ partners, suppliers, customers have an influence on a reasonable investor’s or other companies or business entities investment decisions. Examples of inside with which Emera Companies have a information include unpublished financial business relationship while in possession results, changes in dividend policy, information of inside information about those about mergers or acquisitions, and information companies or business entities; and about a significant sale of assets. Sharing inside information with any other Emera’s success in the financial marketplace person not authorized to receive it, requires that we maintain the trust and including family and friends. confidence of the investment community. If we Inside information about an Emera Company become aware of inside information, which is must always be treated confidentially. Check not publicly available to all investors, even if with your supervisor or manager if you have any questions about securities purchases and sales. 4.6 FAIR DEALING Emera Companies are subject to laws and manipulation, concealment, abuse of privileged regulations designed to ensure a “level playing information, misrepresentation of material facts field” for all market participants (i.e., laws to or any other unfair dealing. Further, we must not assure the preservation of free and competitive take part in illegal, anticompetitive acts, such commerce). To ensure competitive markets, as fixing prices, manipulating markets, limiting these laws prohibit agreements or activities that production, unfairly restricting competition, have the effect of unreasonably restricting trade. deceiving or misrepresenting. Check with your As such, we are expected to avoid conduct that supervisor or manager if you have any questions would take unfair advantage of anyone through about fair dealing. As a publicly traded enterprise, Emera is committed to the disclosure of accurate, complete and timely information about our business, financial condition and results of operations. 22 EMERA Code of Conduct

4.7 ANTI-CORRUPTION Employees, officers, and directors of Emera reputational harm as well as criminal fines Companies are required to conduct business and penalties, including imprisonment, for ethically and in compliance with applicable individuals. anti-corruption and anti-bribery laws where Emera is aware of the importance of compliance we do business. These laws generally prohibit with these laws and the potential risks companies and individuals from offering, associated with foreign business relationships. promising, authorizing or giving bribes, As such, we are required to conduct reasonable, kickbacks, or anything of value, directly or risk-based due diligence before engaging a through a third party, to anyone acting in an foreign third party. You must immediately official capacity on behalf of a government report to the Chief Legal and Compliance Officer entity, in order to obtain or retain business, or a member of your Company’s local Legal or to secure an improper business advantage. Department any anti-corruption or anti-bribery These laws also require that all Emera “red flags” or irregularities (i.e., an indication Companies’ books and records be accurate, and that an agent, business partner, or contractor that adequate internal financial controls and may have made, or intends to make an illegal procedures are maintained. offer or payment, or bribe, in connection with Violations of applicable anti-corruption and an Emera Company’s business activities), and anti-bribery laws can result in job termination, obtain their approval before proceeding with severe corporate criminal penalties, fines and such business activity. 4.8 AFFILIATE RULES Emera Companies are regulated by a number of separate codes and standards of conduct Canadian, U.S. and Caribbean energy regulators. addressing the same matters (collectively the Certain of these regulators have imposed “Affiliate Rules”). We must be aware of, and specific codes and standards of conduct which comply with, these Affiliate Rules at all times. address matters such as undue discrimination Check with your supervisor or manager if and preferential treatment between regulated you are unaware of what rules or restrictions companies and their affiliates. These rules apply to business relationships among Emera may apply to and restrict arrangements Companies, or if you have any questions about between affiliates to conduct business or share how the rules may apply. employees. Emera Companies have created EMERA Code of Conduct 23

4.9 CONTRACT AUTHORIZATIONS Contractual agreements govern our business Ensure there is proper authorization, relationships and ensure all Emera Companies’ including legal review where required intellectual property, business agreements and by such policies and procedures, prior to confidential information are protected. execution of any contract. As the laws governing contracts are numerous Check with your supervisor or manager if you and complex, Company procedures are in have any questions about your authority to place to ensure that any contract entered enter into contracts. into on behalf of an Emera Company has the appropriate level of review and approval. Each Emera Company team includes a group of people trained to ensure that contractual arrangements adequately protect our interests and minimize risks. You must: Each Emera Company team Know what types of contracts you are includesagroupofpeople authorized to enter into on behalf of your trained to ensure that Company, if any; contractual arrangements Comply with your Company’s policies and adequately protect our procedures for entering into contracts; and interests and minimize risks. 24 EMERA Code of Conduct

4.10 CONDUCTING BUSINESS QUESTIONS & ANSWERS

Q. I'm concerned about reporting a suspected fraud. What if I am wrong and it gets me in trouble or I hurt someone's reputation?

A. We encourage you to report any suspected fraud. We do not hold you accountable for reports made in good faith, even if determined unfounded. We investigate claims of fraud objectively, fairly and in a confidential manner. Failure to report actual or suspected fraud allows the activity to continue.

Q. Can I trade securities of other companies if I have inside information about them as long as I'm not employed there?

A. No, it is illegal to trade securities of a publicly traded company while you have inside information about it. For example, if a friend, family member, co-worker, vendor, customer or any other person gives you inside information about another company, it is illegal to trade that company's securities.

Q. I am working in a foreign country with an agent who is helping me navigate some of the intricacies of contracting with a foreign government. I have concerns that some of the money we are paying the agent may be going toward paying bribes to government officials, but I have no actual knowledge that bribes have been paid. Is this of any concern?

A. Yes. Emera does not approve of and can be liable for bribes made to foreign government officials, even if they are made by an agent or subcontractor. We cannot avoid liability by turning a blind-eye when circumstances point to a potential violation of anti-corruption and anti-bribery laws. You should report the matter to your supervisor, manager or Company's local Legal Department as soon as you become aware of the situation.

Q. I manage a small department with several employees, and recently noticed a difference between the numbers in a certain report and the back-up documentation. I spoke with my group about it and let my manager know, but things are still not adding up. What should I do?

A. Consult your local Legal, Internal Audit or Compliance department for advice on next steps. These departments are staffed with personnel who are specifically trained to address challenging problems that could be pervasive in nature, or could have a regulatory or reputational impact. Whether your concerns are in regard to potential errors or intentional wrongdoing, consulting with these departments will help determine if an independent review and/or investigation is required.

Q. I observed an oil release from company equipment and I am not sure how much got out. Do I need to report this?

A. Yes. It is critically important to notify your Company's environmental team about any spill or release, regardless of the magnitude, to ensure compliance with regulatory requirements and to protect health and safety.

Q. During a routine audit of his Company's financial statements, Joe, a member of the internal audit team, discovers a mistake in the revenues that were reported in the most recent financial report. He immediately brings the mistake to the attention of his supervisor. The Company takes the appropriate steps to correct the mistake and issues revised statements. Has the integrity of the financial reporting been maintained?

A. Yes. All reporting must be prepared in accordance with generally accepted accounting principles; however, it is possible that errors can occur. If appropriate steps are taken to act with integrity, to be transparent, to take all measures

EMERA *Code of Conduct* 25

4.10 CONDUCTING BUSINESS QUESTIONS & ANSWERS (continued)

required to rectify the error, and communicate appropriately to stakeholders, our *Code* has been upheld.

Q. A senior manager of one of our major suppliers has proposed a contractual relationship with the express intent of harming a competitive supplier's business. Is this considered a restriction of trade?

A. Likely, yes. Anti-trust and anti-competition laws are complicated and vary from jurisdiction to jurisdiction, often requiring experts to assess whether a given statement or action restricts trade. By being sensitive to these types of statements and actions, and telling your supervisor if you come across this type of situation helps to ensure that Emera does not engage in activities that restrict trade.

Q. Ann works for one Emera Company and is working on a project for another Emera Company. Must her time be tracked and charged back for all of the hours she has put into the project?

A. Yes. Affiliate Rules govern whether and how Emera Companies work together and share information and employee time.

Q. Are managers authorized to sign contracts on behalf of their respective Company without legal review and approval?

A. It depends on your Company. For example, at some Emera Companies, certain material, non-standard contracts require legal review, while certain standardized contracts merely require an authorized manager's signature. If in doubt, refer to your Company's contracting guidelines or speak to your supervisor, manager or local Legal Department.

Q. I did not have time to complete my report following an incident, and now this incident is part of an investigation. There are a few details I'd like to add that would help put things in a better light. Is it OK if I update the original report?

A. No. You should never destroy, falsify or alter documents or records relating to any potential or pending audit, inquiry or investigation. You can, however, provide relevant additional information in the ordinary course of the ongoing investigation. All incident reports should be completed on a timely, accurate and complete basis.

> "We investigate claims of fraud objectively, fairly and in a confidential manner."

26 EMERA *Code of Conduct*

SECTION 5: MANAGING COMPANY REPUTATION AND RESOURCES

5.1 USE AND SECURITY OF COMPANY RESOURCES AND ASSETS Emera Companies have many valuable We are responsible for tangible and intangible assets, including copiers, fax machines, informationsecurityand computers, phones, vehicles and must be aware of information other supplies and equipment. We are security processes and policies. responsible for protecting Company assets from theft, loss, damage, misuse, attack or exploitation. Emera Company information and property you must take appropriate precautions against should be used only for legitimate business unauthorized access, such as using passwords, purposes and not for inappropriate or illegal encrypted thumb drives, and secure wireless uses. Occasional personal use of some devices networks consistent with Emera’s and your (such as personal phone calls or email) may Company’s information security guidelines. be permitted, if it does not interfere with job Electronic communications such as email, voice performance, impose any additional business mail, text, instant messages, or blogs are a form costs or violate any other policy. of corporate data that must be safeguarded. In addition, information systems and associated Electronic communication of confidential or technology assets are provided so we can proprietary information must be transmitted perform our jobs. We are responsible for in a manner consistent with Emera’s and your information security and must be aware of Company’s information security guidelines. Your information security processes and policies. Company may inspect these systems and tools at When accessing Emera Company information any time in accordance with each jurisdiction’s systems through an external device (such as privacy regulations, to search or monitor for a home computer, cellular phone or other misuse. We should not expect any personal personal communications system), or through a privacy for communications that are sent, public or private internet or wireless connection, received or stored on an Emera Company asset. 28 EMERA Code of Conduct

5.2 CONFIDENTIAL, PROPRIETARY OR PERSONALLY IDENTIFIABLE INFORMATION During the course of business, we may have by your Company, permitted pursuant to the access to confidential, proprietary or personally Company’s Privacy and Information Protection identifiable (“sensitive”) Emera Company, Policy (“Privacy Policy”) or required by law. employee, customer or third-party information. Each of us must be vigilant to protect sensitive Sensitive information is information that is information against loss, theft, unauthorized usually not known by the general public, that access, alterations and misuse. In accordance could provide an organization with some with the Privacy Policy, to safeguard sensitive kind of business advantage or that may be information, we should mark it accordingly, harmful to an Emera Company, employee, keep it secure and limit access to only those customer or third party if disclosed. Examples who have a need to know in order to do their of sensitive information include: employee jobs. Where sensitive information is entrusted health and wellness information, personally to people outside of your Company, efforts must identifiable customer information, research be made to ensure the continued protection and development, wages and salaries, financial and confidentiality of that information. data or other proprietary business information. Failure to comply with the Privacy Policy and As a general rule, we should presume that confidentiality obligations may cause irreparable any information we receive about an Emera damage to Emera Companies or to others Company, its customers or its employees is and may result in legal penalties or adverse sensitive. regulatory actions. We may not at any time disclose or share sensitive information with anyone, except what is required to perform duties assigned Each of us must be vigilant to protect sensitive information against loss, theft, unauthorized access, alterations and misuse. EMERA Code of Conduct 29

5.3 EXTERNAL COMMUNICATIONS, PUBLIC RELEASES OF INFORMATION AND ENDORSEMENT REQUESTS Emera Companies use a variety of channels completion of the Third-Party Request Form to communicate information to the public, when applicable. To complete a Third-Party including financial reports, news releases, Request Form, see the Code of Conduct social media and regulatory filings. Because Resource Page. the unauthorized or inappropriate release of Regarding social media, whether using either information to the public may violate securities an Emera Company-owned or personal laws, cause stakeholder confusion and damage communications device, we are all viewed as Emera’s competitive position and reputation, representatives of Emera Companies during Emera Companies have each designated specific work and non-work hours. Use good judgment individuals who are trained, qualified and while on social media sites, follow our Code and authorized to release information to the public associated social media policies, and remember and speak on behalf of such Emera Company. you cannot speak on behalf of an Emera Unless you are an authorized spokesperson, Company unless authorized. We are encouraged you should not speak on behalf of any Emera to support social media activity from official Company or respond to news broadcasts, media Emera Company accounts through actions such inquiries, articles or public comments, including as liking and sharing. those made by regulators and other elected or appointed officials or government employees Regarding regulatory and governmental about any Emera Company. investigations and proceedings, we are expected to forward requests for information to the From time to time, we may be asked by suppliers appropriate Company department if providing and customers to endorse, promote or give this type information is not part of our normal testimony for products, services or equipment job responsibilities. We also must inform our used by an Emera Company. We all must protect supervisor or manager immediately about Emera’s brand and reputation. Since Emera any request from a government agency or cannot ensure or guarantee the performance individual that falls outside of our routine job and reliability of suppliers’ products or services, responsibilities. Further, you must report to your we must not allow the use of an Emera Company supervisor or manager any violation of laws or name or logo in a way that implies or suggests regulations that may warrant disclosure to the endorsement by any Emera Company. Likewise, appropriate government authorities consistent we should not criticize a product or service in a with your Company’s external reporting way that suggests that any Emera Company is policies and procedures. In addition, you are making the criticism. Forward external requests expected to cooperate fully and truthfully with to use the name of an Emera company or logo regulatory and governmental investigations for any media or publication to your respective and proceedings, and shall not obstruct other local Communications lead for handling because employees from doing so. these requests require approval including the 30 EMERA Code of Conduct

5.4 MAINTAINING COMPANY RECORDS We must retain records that are complete regulatory requirements. You should be familiar and in compliance with applicable standards, with your Company’s Information Management laws and regulations. Emera Companies have Policy, Standards and Procedures including information management programs that address obligations for creating, keeping and destroying the creation, management, retention and records as well as how to handle records related destruction of Emera Company information and to litigation, audits and investigations. records consistent with applicable legal and 5.5 INTELLECTUAL PROPERTY Intellectual property, such as an Emera Company Forward external requests to use the logo, Company name, or trademark, is an name of Emera Companies and logos for any important resource that is used to create media or publications to your respective local value for customers and shareholders. As Communications lead for handling because such, we need to safeguard it. Intellectual these requests require approval from the property is property that results from original Emera CEO using the Third-Party Request creative thought, and may be protected by Form when applicable. To complete a Third- copyrights, trademarks, service marks or other Party Request Form, see the Code of Conduct licenses. Emera Companies own all rights to Resource Page. any product that you create or develop in your Understand that any intellectual property work, including any technology, patents and created by you in the performance of copyrights. You must not infringe on patents, your job responsibilities belongs to your trademarks or any other intellectual property Company; rights of other companies, business entities or individuals. Violation of intellectual property Report any unauthorized use of copyrights, rights breaches our principle of integrity and patents, service marks and trademarks to may subject both you and your Company to your supervisor or manager; substantial liability. Respect all intellectual property received You must: from third parties under confidentiality or Only use the name of Emera Companies, license agreements and obtain these and their service marks and trademarks, parties’ permission for use; and for authorized purposes; Be accurate and truthful in communications of information about our products and services. EMERA Code of Conduct 31

5.6 MANAGING COMPANY REPUTATION AND RESOURCES QUESTIONS & ANSWERS

Q. I operate a general contractor business from home to make a little extra money. Is it okay if I use an Emera Company vehicle to transport my tools and material once in a while?

A. No. This is an improper use of an Emera Company asset and property for personal reasons, and it is not allowed.

Q. I have a presentation that I need to have ready for my vice president on Monday morning. Can I email this material to my personal email account, or upload to my Dropbox account so that I can work on it at home on my own computer?

A. Emailing or storing confidential or sensitive information outside of your Company's internal network puts this information at increased risk and requires proper precautions. Your Company has legal and regulatory responsibility to protect certain types of sensitive information at all times. Any such activity should be carried out consistent with your Company's information security policies and procedures. You should always check with your supervisor or manager and consult with IT about the most appropriate and secure way to manage any transfer or storage of data that is external to your Company's networks and devices.

Q. There are times when I need to share my user ID and password to my office computer with another employee. For example, if I am out sick and a file needs to be updated that is located on my local hard drive, am I allowed to share my password with a fellow employee, so that he or she can obtain the file and perform the work in my absence?

A. No. Sharing passwords exposes the Company to potentially significant security risks; as a result, employees are strictly prohibited from sharing their passwords with anyone. You must follow your Company's respective password protection policies and procedures at all times, including when you require assistance from IT personnel (e.g., desktop support, etc.).

Q. I need to send a file containing customer information to one of our vendors. Can I send this over the email system?

A. First, be sure the sharing of your Company's customer information, especially sensitive information, with a third party is permitted pursuant to the Privacy Policy. Data privacy laws and regulatory restrictions vary, and may require customer permission or notification prior to sharing or may otherwise limit this type of activity. Second, any business communications that contain sensitive information should be carried out consistent with your Company's information security policies and procedures as well as the Privacy Policy. Only approved methods should be used to protect the information, and all data transmissions must occur through the most secure means feasible. Check with your supervisor or manager if you have any questions about the sensitivity of the data you plan on sharing.

Q. You encourage me to be an ambassador for my Company, but you don't want me to act as a spokesperson for any Emera Company. What is the difference between being a spokesperson and an ambassador?

A. An Emera Company **spokesperson** is one who has been authorized to represent the applicable Emera Company in talking with the media and designated to explain or give Emera's **official** position on matters relating to such Company. Usually the spokesperson is an Emera Company leader or communications team member. While there are usually only a few spokespeople in each Emera Company, every employee has the

32 EMERA *Code of Conduct*

5.6 MANAGING COMPANY REPUTATION AND RESOURCES QUESTIONS & ANSWERS (continued)

opportunity to be an **ambassador** for Emera. As an ambassador, you show Emera in the best light by providing great customer service, by helping our customers understand our business and our desire to meet their needs and by supporting your Company's brand. When questioned by the media about information pertaining to any Emera Company, you should refer the media to the applicable Emera Company spokesperson.

Q. If I take pictures at an Emera Company event, can I post them to my personal Facebook page? What if the Emera Company logo is showing in the photo?

A. Neither Emera nor any Emera Company intends to prohibit the posting of pictures taken at a public event; however, you should not post pictures depicting conduct that runs counter to the *Code* (e.g., pictures that show abusive or obscene behaviour).

Posting photos of any Emera Company facility not readily available to the public is not permitted. For example, do not post photos of the interiors of our buildings, our power stations or other Emera Company facilities, for obvious security reasons.

If the logo is noticeable in the photo, such as on a shirt or on a banner, this does not violate the guidelines when used for noncommercial purposes. The same applies to other trademarks of Emera Companies.

Q. I noticed with the new computer system, my role provides me with access to a lot of data, including employee wage and salary information. During lunch, my friends were really curious to know who makes what. Can I tell them?

A. No. The sharing of any employee private information, including wage and salary information, that you have access to as part of your job is limited to authorized uses only.

Q. A vendor to my Company asked me to say a few words about its work to be used in an advertising campaign or on its company website. Is it okay for me to give a positive endorsement since I am very satisfied with the product?

A. Under most circumstances, no, because Emera Companies cannot ensure or guarantee the performance and reliability of a supplier's product or service. Forward external requests to use the name of an Emera company or logo for any media or publication to your respective local Communications lead for handling because these requests require approval including the completion of the **Third-Party Request Form** when applicable. To complete a **Third-Party Request Form**, see the *Code of Conduct Resource Page*.


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EMERA *Code of Conduct* 33

SECTION 6: RAISING CONCERNS AND REPORTING POTENTIAL VIOLATIONS

6.1 OVERVIEW

Each of us has a duty to report situations where we believe a violation of our *Code* or another Emera Company policy has occurred.

Failure to promptly report concerns or potential violations could allow suspected wrongdoing to continue, and potentially subject each of us, as well as Emera Companies, to harm. There are several resources available for reporting concerns or potential violations in the workplace.

Generally, the first place to report concerns or suspected violations is with your supervisor or manager. If that is not appropriate in the situation, you can elevate your report to any senior leader within your Company or to a Human Resources representative for resolution. In circumstances where such reporting is not appropriate given the serious nature of the violation or does not provide the necessary level of confidentiality, you can access the confidential and anonymous ClearView Connects™ Ethics Hotline at *www.clearviewconnects.com* or by calling the numbers highlighted in the **Reporting *Code* Concerns** table. This Ethics Hotline is accessible 24/7 and is operated by ClearView Connects™, an independent, external reporting service.

The Ethics Hotline provides employees, contractors, and third parties with a mechanism to report serious concerns of ethical misconduct (e.g., accounting and auditing concerns, fraudulent activities, bribery, manipulation/falsification of records, Health, Safety & Environmental violations, discrimination, harassment, sexual harassment or bullying, etc.) in a confidential and anonymous manner. While anyone may submit a report in an anonymous manner, Emera encourages reporters to identify themselves to facilitate ongoing communication. All submissions (anonymous or not) regarding unethical behaviour or violations will be treated on a **confidential** basis, unless specifically permitted to be disclosed by the reporter or required by law.

It is important to note that the ClearView Connects™ Ethics Hotline is not meant to be a substitute for direct and meaningful communication with your supervisor, manager and/or Human Resources representative. This Hotline is, however, available as an additional

REPORTING *CODE* CONCERNS

Generally, the first place to report concerns or suspected violations is with your supervisor or manager.

However, an anonymous Ethics Hotline is available 24 hours a day, 7 days a week to report misconduct if normal channels are not feasible or appropriate.

www.clearviewconnects.com

1-866-344-8801
Within North America

1-416-386-8094
Within Caribbean

REPORTING SECURITY CONCERNS

Contact your local Corporate Security lead immediately for matters that require a direct intervention such as workplace violence, intoxicated persons, or vandalism.

REPORTING SECURITIES FRAUD

Any employee suspecting securities fraud (e.g., insider trading, tipping, stock manipulation, etc.) must submit a report through the ClearView™ Ethics Hotline or notify the Emera Chief Legal & Compliance Officer and/or the Emera Director, Internal Audit either directly or in writing within 48 hours of becoming aware of the potential violation.

[redacted] appropriate.

Emera's Senior Director, Internal Audit is responsible for administering the Ethics Hotline process with oversight from the Chief Legal & Compliance Officer and the Emera Audit Committee. Reports received through the Ethics Hotline will only be disclosed to those persons who have a need to know in order to properly investigate the concern. Investigations may be conducted and/or managed by Internal Audit, Ethics & Compliance, Human Resources, Legal and/or Corporate Security personnel within an Emera Company or potentially by an external agent or agency, depending on the nature of the matter. Once you submit a report through the Ethics Hotline, you can check for updates by using a pre-assigned reference number automatically generated by the ClearView Connects™ system.

EMERA *Code of Conduct* 35

6.2 RETALIATION WILL NOT BE TOLERATED Any employee who in good faith seeks advice, raises a concern, or reports suspected STILL HAVE A QUESTION? misconduct related to our business is not only following our Code, but is also doing the right Your supervisor or manager is always a thing. Emera will not tolerate retaliation, threats great place to start for clarity on conduct of retaliation, termination from an Emera specific to your role. However, a number of Company, or other types of discrimination that are directly or indirectly related to the good internal Compliance resources are available faith disclosure of suspected unethical activities to you depending on your situation. or violations of laws, regulations or policies. For more information on the Code of Employees who retaliate against individuals who Conduct and related Code procedures visit report concerns in good faith will be subject the: Code of Conduct Resource Page. to a disciplinary process, up to, and including, termination. You may also contact the Emera If you believe that you have been retaliated Compliance Department directly for more against for seeking advice or reporting suspected information by: misconduct, you should immediately contact Phone: 1-902-429-6190 Emera’s Senior Director, Internal Audit or Email: corporate.compliance@emera.com Chief Legal & Compliance Officer through the Corporate Directory or call the applicable ClearView Connects™ Ethics Hotline number noted in the table entitled “Reporting Code Concerns” in Section 6.1. Any seeks employee advice, raises who in a good concern, faith related or reports to our suspected business misconduct is not only following doing our the Code right, thing but is. also Emera Companies will protect all employees who raise a concern in good faith. Reporting in good faith does not mean that you have to be right when you raised the concern; you just have to believe that the information you provided was accurate. It is important to understand that it is a serious violation of our Code to knowingly make a false accusation, lie to investigators, or interfere or refuse to cooperate with a Code investigation. 36 EMERA Code of Conduct

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